SUPPL

2009 FEB 19 A 11:42

Ferreyros

ORGANIZACION **Ferreyros**

Exemption pursuant to Rule 12g3-2(b) **82-4567**

<u>Submission of: Other information</u>

Lima, February 16th 2009

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

09045380

Dear Sirs:

Please find attached our Financial Statements as of December 31st, 2008, and our management report for that period.

Sincerely yours,

Ferreyros

PATRICIA GASTELUMENDI LUKIS
Gerente División
Administración y Finanzas

PROCESSED
MAR 2 2009
THOMSON REUTERS

www.ferreyros.com.pe
T 511 626 4000
Jr. Cristóbal de Peralta Norte 820 Lima 33 Perú

Declaración de responsabilidad

El presente documento contiene información veraz y suficiente respecto al desarrollo del negocio de Ferreyros S.A.A. durante el período terminado el 31 de diciembre del 2008. Sin perjuicio de la responsabilidad que compete al emisor, los firmantes se hacen responsables por su contenido conforme a los dispositivos legales aplicables.

Hugo Sommerkamp M.
Gerente Central de Control
Gestión e Informática

Víctor Astete Palma
Gerente División de Contraloría

Lima, 13 de febrero de 2009



PERFIL DE LA EMPRESA

La actividad de Ferreyros es la importación para la venta y alquiler de bienes de capital, con un reconocido servicio posventa para lo cual tiene almacenes de repuestos y talleres a nivel nacional, así como una dotación de personal de servicio a lo largo de todo el territorio peruano. La compañía ejecuta de manera permanente importantes inversiones en capacitación y entrenamiento de su personal, en especial de personal técnico, así como en infraestructura de locales y talleres. Adicionalmente adecúa la inversión en capital de trabajo a las cambiantes condiciones del mercado.

Ferreyros tiene la representación de marcas líderes en el mercado, como son Caterpillar, Atlas Copco, Massey Ferguson, Kenworth, Iveco y Yutong las cuales se encuentran orientadas a distintos sectores económicos.

RESULTADO DEL TRIMESTRE

La compañía en el cuarto trimestre del año mostró muy buenos resultados en sus operaciones. Las ventas alcanzaron los S/. 412 millones, superiores a las ventas del 4T 2007 que fueron de S/. 395 millones. La utilidad operativa del 4T 2008, que alcanzó la cifra de S/. 53.5 millones, aumentó en S/. 39 millones respecto al mismo período del año anterior, lo cual representa un crecimiento de 281%, gracias a una mejora muy significativa en el margen bruto, que en el 4T 2008 fue de 27.8%, en comparación con 19.6% reflejado en el 4T 2007; y a una disminución en el porcentaje de los gastos de venta y administración respecto a la venta, el cual pasó de 17.3% de las ventas netas en el 4T 2007 a 15.9% en el 4T 2008 (ver mayor explicación en "Gastos de Venta y Administración").

No obstante estos positivos resultados operativos producto de una buena gestión comercial y de operaciones, la compañía tuvo que enfrentar durante el trimestre el impacto de la devaluación del sol en sus estados financieros, habiendo pasado el tipo de cambio de S/. 2.977 al 30 de setiembre 2008 a S/. 3.142 al 31 de diciembre 2008. Dicho impacto, como hemos explicado en anteriores reportes, no es totalmente económico, sino en gran parte solamente contable y temporal, debido a que las diferentes partidas del balance no son ajustadas de la misma manera por efecto de las variaciones en el tipo de cambio. Si bien la compañía dispone de inventarios y flota de alquiler que se transan en dólares en el mercado, debe reflejar dichos activos en su equivalente en soles al tipo de cambio de la fecha de adquisición, de acuerdo a lo que establecen las NIC mientras que los pasivos que los financian, también contratados en dólares, son ajustados mes a mes de acuerdo a las variaciones del tipo de cambio.

En consecuencia, la diferencia en cambio del 4T 2008 fue negativa en S/. 40.1 millones frente a una utilidad en cambio de S/. 11.2 millones del 4T 2007, lo que significa una diferencia de S/. 51.3 millones, entre los resultados de ambos trimestres tan solo por el efecto del ajuste por el tipo de cambio. Cabe señalar que la diferencia de cambio sería compensada, en gran parte, cuando en el futuro se vendan los inventarios, que están registrados a un tipo de cambio promedio de S/. 3.034, menor que el tipo de cambio de S/. 3.142, vigente al 31-12-08. Si la venta de dichas existencias se realizara a éste último tipo de cambio, la utilidad en ventas adicional sería de, aproximadamente, S/. 29 millones, y el efecto en la utilidad neta sería de S/. 18 millones.

De la misma manera, el equipo de alquiler está registrado a un tipo de cambio promedio de S/. 3.001, menor que el tipo

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

de cambio de S/. 3.142, vigente al 31-12-08. En la medida que las unidades de la flota van generando ingresos a través de las cuotas de alquiler, las cuales también son fijadas en dólares, y por lo tanto se registrarían a este mayor tipo de cambio, la utilidad en los ingresos por alquileres se incrementaría, durante el período de alquiler (aproximadamente dos años), en S/. 9.5 millones y su efecto en la utilidad neta sería de S/. 5.8 millones.

Como consecuencia de las distorsiones que se presentan en nuestros resultados por las causas antes mencionadas, el resultado del 4T 2008 fue una pérdida de S/. 4.0 millones en comparación con S/. 24.9 millones de utilidad neta del mismo período del año anterior.

Otros factores que explicaron este resultado son:

- Pérdida en la participación en los resultados de subsidiarias y asociada de S/. 4.4 millones, frente a una utilidad de S/. 10.0 millones en el 4T 2007, debido en parte al efecto que la devaluación tuvo sobre los resultados de algunas de las subsidiarias de la misma manera que en Ferreyros y otra parte debido al impacto que la caída de los precios de las acciones en la Bolsa de Valores tuvo sobre una de las inversiones que mantiene la empresa.

- Mayor gasto financiero neto por S/. 9.7 millones, explicado por el mayor nivel de financiación de activos requerido en el último trimestre principalmente, existencias y cuentas por cobrar (ver mayor explicación en "Análisis del Balance General").

La utilidad neta del año 2008 alcanzó la cifra de S/. 80.4 millones, 36.7% menor a la obtenida en el año 2007, la cual ascendió a S/. 127.1 millones. Cabe contrastar esta diferencia en la utilidad neta de un año a otro, de S/. 46.7 millones, con la diferencia del resultado por variaciones de tipo de cambio entre un año a otro que es de S/. 74.8 millones (utilidad en cambio de S/. 23.7 millones para el ejercicio 2007 versus pérdida en cambio de S/. 51.0 millones para el ejercicio 2008). El efecto de la variación de S/. 74.8 millones en la utilidad neta del año 2008 fue de S/. 45.7 millones.

GESTION COMERCIAL

Las ventas del 4T 2008 ascendieron a US$ 134.4 millones en comparación con US$ 131.6, obtenidos en el mismo período del año anterior, lo cual representa un incremento de 2.1%.

Entre las principales líneas de venta que destacaron en este período tenemos las de repuestos y servicios, cuyas ventas en el 4T 2008 ascendieron a US$ 58.3 millones en comparación con las del 4T 2007, que ascendieron a US$ 49.9 millones, lo que significa un incremento de 16.8%.

Otras líneas de venta que también destacaron en el período fueron alquiler de equipos y equipos agrícola, con un crecimiento de 111.1% y 49.7%, respectivamente, en relación con las del mismo período del año anterior.

Ferreyros: Participación de las líneas de producto en las ventas totales
(En porcentajes)


Automotriz
14%
Caterpillar
83%
Agricola
3%

En cuanto a la participación de las diferentes divisiones en la venta, hay que mencionar que los productos de la línea *Caterpillar* representaron en el año 2007 el 87% del total de las ventas de Ferreyros, y han alcanzado el 83% de las mismas durante el año 2008, incluidos los ingresos generados por la venta de repuestos y servicios. Las máquinas y equipos *Caterpillar* han continuado mostrando altos porcentajes de participación de mercado. Cabe mencionar, que los

Ferreyros S.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

productos de la línea Automotriz representaron en el año 2007 el 10% del total de las ventas de Ferreyros, y han alcanzado el 14% en el 2008.

Las ventas acumuladas en el 2008 ascendieron a US$ 655.8 millones, en comparación con US$ 531.2 millones obtenidos en el 2007, lo que equivale a un incremento de 23.5%, explicado por el buen desempeño experimentado en casi todos los sectores económicos en los cuales la empresa realiza sus operaciones. En moneda nacional, el crecimiento de las ventas en el 2008 se percibe algo menor, es decir de 15.9% respecto a las del año anterior (S/. 1,903.8 millones en el 2008; S/. 1,642.7 millones en el 2007) por lo que el esfuerzo comercial y la aceptación de nuestros productos y servicios en el mercado, debe ser evaluado en dólares. La diferencia entre el incremento de las ventas en dólares (23.5%) y el aumento de las ventas en soles (15.9%) se debe a que el tipo de cambio de venta promedio en el 2008 fue de S/. 2.903, menor al tipo de cambio promedio del 2007 de S/. 3.092, debido a la tendencia revaluatoria que experimentó el sol en los primeros 4 meses del año en que el tipo de cambio alcanzó niveles menores a S/.3.00.

En cuanto a la distribución de la venta por sectores económicos, el mercado de minería alcanzó una participación del 60% de las ventas totales del 4T 2008. Sin embargo, se debe resaltar el mayor dinamismo del sector construcción, como consecuencia de la realización este año de importantes obras tanto privadas como públicas. Este resultado, así como las expectativas del inicio de nuevos proyectos, han influido para que las ventas al sector construcción en el 4T 2008 muestren una participación de 15% en el total de las ventas (24% en todo el año 2008).

Ferreyros: Participación sectorial en las ventas - 4T 2008
(En porcentajes)



Transporte 4%
Pesca 2%
Industria 1%
Comercio 3%
Construccion 15%
Agricultura 3%
Hidrocarburo 2%
Gobierno 6%
Otros 5%
Minería 60%

HECHOS DESTACADOS

Con una inversión de US$ 3,6 millones, Ferreyros, Unimaq y Caterpillar lanzaron el Programa PROMUEVE -Maquinaria para el desarrollo- que beneficiará a 11 municipios del Perú a través de la entrega en uso gratuito de 39 máquinas Caterpillar y herramientas de trabajo, así como asesoría técnica, mantenimiento y capacitación sin costo alguno, para el desarrollo de proyectos de infraestructura pública y servicios básicos. El programa tendrá una duración de dos años; al término de dicho periodo se transferirá definitivamente la propiedad de las máquinas, en calidad de donación, a las entidades beneficiarias, en función de que las hayan empleado correctamente y cumplido con los puntos acordados en el Convenio de Cooperación.

En octubre se realizó el lanzamiento del proyecto "Aumento de la Empleabilidad de Jóvenes de Escasos Recursos", promovido por Ferreyros y Caterpillar, que ofrecerá a 500 peruanos de ambos sexos, de entre 18 y 29 años, capacitación gratuita en diversas áreas de trabajo, asegurándose la iniciación laboral del 50% de los egresados. Esta iniciativa, dotada de una inversión de más de US$ 650,000, tiene como financiadores principales a la Fundación Caterpillar, a Ferreyros y al Fondo Multilateral de Inversiones (Fomin), del BID; como entidad cofinanciadora y administradora, a la International Youth

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestion y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Foundation (IYF); y como aliado local y ejecutor de la capacitación, a Tecsup.

Ferreyros colocó en el mes de diciembre US$ 10.5 millones en bonos corporativos, con una demanda total de US$ 22 millones, a una tasa de interés nominal de 8%. Fueron 10,500 los bonos colocados, a un plazo de tres años bullet, con vencimiento a diciembre del 2011. La colocación se realizó en el marco del Primer Programa de Instrumentos Representativos de Deuda Ferreyros, que posibilita a la empresa la realización de diferentes emisiones hasta por 90 millones de dólares.

INFORMACION FINANCIERA

A continuación se presenta el sustento de las variaciones más importantes en los estados financieros de la empresa, correspondientes al cuarto trimestre del 2008 y 2007. Para este propósito, algunas cifras del Estado de Ganancias y Pérdidas han sido reclasificadas en los anexos 1 y 3 para mostrar, principalmente, las ventas por pedido directo como ventas y costo de ventas. En el Estado de Ganancias y Pérdidas que se presenta a la Conasev y a la Bolsa de Valores de Lima se incluye, en el rubro "Otros Ingresos Operacionales", solamente la utilidad bruta obtenida en dichas operaciones.

ANÁLISIS DE LOS RESULTADOS DE LAS OPERACIONES

VENTAS NETAS

Las ventas netas del 4T 2008 ascendieron a S/. 411.8 millones, en comparación con S/. 394.6 millones del mismo período del año anterior, lo que equivale a un incremento de 4.3%, explicado por lo siguiente:

Las ventas de máquinas, motores, equipos y vehículos tanto nuevos como usados (productos principales) tuvieron una disminución de 9.6% con respecto a las del 4T 2007 (S/. 213.2 millones en el 4T 2008; S/. 235.7 millones en el 4T 2007), debido a lo siguiente:

- Ligero incremento de 0.8% en la venta de equipos *Caterpillar* (S/. 173.0 millones en el 4T 2008; S/. 171.6 millones en el 4T 2007).
- Incremento en la venta de equipos agrícolas de 53.0% (S/. 14.0 millones en el 4T 2008; S/. 9.1 millones en el 4T 2007), explicado, principalmente, por ventas a clientes del sector agro exportador y por el aumento en la demanda de clientes dedicados al cultivo de arroz, debido al aumento en el precio de este producto.
- Disminución de 54.6% en las ventas de la línea automotriz (S/. 16.5 millones en el 4T 2008; S/. 36.3 millones en el 4T 2007), como consecuencia de la contracción del mercado automotriz, debido a la crisis financiera internacional. Es importante mencionar que las ventas de vehículos *Iveco* y vehículos *Kenworth*, realizadas en los primeros 9 meses del año, tuvieron un crecimiento de 87% en comparación con el mismo período del año anterior.

Disminución de 48.1% en las ventas de unidades usadas (S/. 9.7 millones en el 4T 2008; S/. 18.7 millones en el 4T 2007), debido, a un cambio en las necesidades de algunos clientes, los cuales han preferido adquirir equipos nuevos en lugar de usados.

Las ventas de repuestos y servicios mostraron en el 4T 2008 un incremento de 19.4% en comparación con las del mismo período del año anterior (S/. 178.7 millones en el 4T 2008; S/.149.7 millones en el 4T 2007), como consecuencia de mayores ventas a empresas de la gran minería.

Ferreyros S.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ventas - Repuestos y Servicios
(en S/. millones)


535.0
593.4
599.1
718.2
2005
2006
2007
2008

Por otra parte, los ingresos por alquiler de equipo pesado en el 4T 2008 fueron superiores en 115.8% a las del mismo período del año anterior (S/. 19.8 millones el 4T 2008; S/. 9.2 millones en el 4T 2007) debido, principalmente, a un aumento en la demanda de equipos de alquiler por parte de clientes del sector construcción.

UTILIDAD EN VENTAS
La utilidad en ventas del 4T 2008 ascendió a S/. 114.4 millones, en comparación con S/. 77.3 millones del mismo período del año anterior, es decir, un incremento de 48.0%, frente al 4.3% de crecimiento en las ventas. En términos porcentuales, el margen bruto del 4T 2008 es mayor al del mismo período del año anterior (27.8% en el 4T 2008; 19.6% en el 4T 2007). El incremento en el margen bruto porcentual se debe a una recuperación en el tipo cambio, lo cual generó una mejora importante en los precios de venta en soles, y a una mayor proporción de ventas de repuestos y servicios, las cuales tienen un mayor margen que el de las ventas de productos principales.

GASTOS DE VENTA Y ADMINISTRACION
Los gastos de venta y administración ascendieron a S/. 65.4 millones en el 4T 2008, en comparación con S/. 68.4 millones del mismo período del año anterior, esto es, una disminución de 4.4%, lo cual se explica por lo siguiente:

- Un aumento de 6.3% en los gastos variables como consecuencia del crecimiento de las ventas del período.
- Una disminución de 5.5% los gastos fijos.

En el 4T 2008 los gastos de venta y administración representaron el 15.9% de las ventas netas frente a 17.3% del mismo período del año anterior.

OTROS INGRESOS (EGRESOS)
En el cuarto trimestre de 2008 se registró en este rubro un ingreso neto de S/. 4.5 millones en comparación con un ingreso neto de S/. 5.2 millones del mismo período del año anterior. En el cuarto trimestre de 2008, se incluyó en este rubro, principalmente, los siguientes conceptos: i) un ingreso de S/. 0.1 millones por alquiler de locales; ii) un ingreso de S/. 0.2 millones por comisión de colocación de créditos; iii) un ingreso por S/. 0.2 millones por ventas de activos fijos operacionales; y iv) otros ingresos netos por S/. 4.0 millones. En el cuarto trimestre de 2007, se registró en este rubro, básicamente, los siguientes conceptos: i) un ingreso de S/. 0.1 millones por alquiler de locales; ii) un ingreso de S/. 0.3 millones por comisión de colocación de créditos; iii) un egreso de S/. 1.5 millones por provisión para desvalorización de inversiones iv) un ingreso de S/. 1.4 millones por ventas de activos fijos operacionales; e v) ingresos diversos por S/. 4.9 millones.

INGRESOS FINANCIEROS
Los ingresos financieros del cuarto trimestre de 2008 ascendieron a S/. 8.6 millones en comparación con S/. 10.7 millones del mismo período del año anterior, lo que representa una disminución de 19.9%. Esta disminución se debe, principalmente, a que en el 4T 2008 el monto de las ventas financiadas a mediano plazo por la compañía han sido significativamente menores que las del mismo período del año anterior, debido a que Ferreyros ha mantenido su política de reducir el financiamiento a mediano plazo a sus clientes, derivando dichas operaciones a entidades financieras.

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

El incremento en 29.3% de las cuentas por cobrar al 4T 2008 en relación al 4T 2007, tiene su explicación en el crecimiento de ventas, principalmente en repuestos, servicios y alquileres, que tienen como política de pago 45 días en promedio, pero que no generan ingresos financieros importantes. Adicionalmente, las ventas al contado de productos principales, financiadas en una mayor parte por entidades financieras, han extendido su período de cobranza debido al trámite de la documentación que requieren dichas entidades a los clientes, antes de efectuar el desembolso.

GASTOS FINANCIEROS

Los gastos financieros ascendieron a S/. 18.2 millones en el cuarto trimestre de 2008 en comparación con S/.10.7 millones del mismo período del año anterior, debido, principalmente, a un aumento de S/.369.1 millones en el pasivo promedio sujeto a pago de interés (S/. 916.0 millones en el 4T 2008; S/. 546.9 millones en el 4T 2007). Dicho incremento se debe, básicamente, al aumento de obligaciones para financiar los incrementos de cuentas por cobrar a corto plazo, inventarios y flota de alquiler (ver explicación detallada de la variación de activos en "Análisis del Balance General").

Adicionalmente, parte del incremento de los gastos financieros se explica por un ligero aumento en la tasa de interés de nuevas obligaciones en dólares. Cabe señalar que el impacto del incremento de las tasas de interés en los mercados no ha afectado sustancialmente a la empresa debido a que gran parte de sus pasivos está contratado a tasas fijas y por plazos de 3 años o más.

PARTICIPACIÓN EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS

En este rubro se registra las utilidades de subsidiarias y asociada, reconocidas por el método de participación patrimonial. Los ingresos por este concepto ascendieron a una pérdida en subsidiaras y asociadas de S/. 4.4 millones en el 4T 2008, en comparación con una utilidad de S/. 10.0 millones registrados en el mismo período del año anterior, explicado, principalmente, por la menor utilidad de una asociada del sector seguros.

UTILIDAD (PÉRDIDA) EN CAMBIO

En el 4T 2008 las operaciones en moneda extranjera arrojaron una pérdida en cambio de S/. 40.1 millones en comparación con una utilidad en cambio de S/. 11.2 millones en el 4T 2007. La pérdida del 4T 2008 se explica por una devaluación del sol frente al dólar americano de 5.5% al pasar el tipo de cambio de S/. 2.977 a S/. 3.142 en los tres últimos meses del periodo. La utilidad en cambio del 4T 2007 se debe a una apreciación del sol en relación al dólar americano de 2.9%. En el caso de Ferreyros, el importe de caja y de las cuentas por cobrar en moneda extranjera es menor que el de las cuentas por pagar en la misma moneda. (ver comentario en la sección "Resultado del Trimestre" de la pagina 1)

PARTICIPACIONES E IMPUESTO A LA RENTA

Las participaciones e impuesto a la renta al cierre del tercer trimestre de 2008 y de 2007 han sido calculados de acuerdo con normas tributarias y contables vigentes.

No obstante la pérdida contable del 4T 2008, en el mismo período se ha considerado participación de trabajadores e impuesto a la renta, debido a partidas que fueron agregadas (entre otros, utilidades de subsidiarias y asociadas) a la utilidad contable para determinar la renta neta tributaria.

UTILIDAD NETA

La pérdida neta del cuarto trimestre de 2008 ascendió a S/. 4.0 millones en comparación con una utilidad neta S/. 24.9 millones del mismo período del año anterior. La diferencia se explica, principalmente, por la pérdida en cambio, incremento de los gastos financieros, reducción de los ingresos financieros, y disminución de la utilidad en subsidiarias y asociada y disminución en ingresos diversos, lo cual ha sido compensado, parcialmente, por un aumento en la utilidad en ventas y por una ligera disminución en los gastos de ventas y administración.

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

UTILIDAD ANTES DE INTERESES, DEPRECIACIÓN Y AMORTIZACIÓN

La UAIDA (EBITDA, por sus siglas en inglés) al 31 de diciembre de 2008 ascendió a S/. 283.2 millones frente a S/. 230.0 millones del mismo período del año anterior, lo cual representa un incremento de 23.1%.

ANÁLISIS DEL BALANCE GENERAL

ACTIVOS

Al 31 de diciembre de 2008, el total de activos ascendió a S/. 1,877.9 millones en comparación con S/. 1,302.6 millones al 31 de diciembre de 2007, lo que representa un incremento neto de S/. 575.3 millones (44.2%). Las principales variaciones de las cuentas del activo que explican este aumento son las siguientes:

a) Aumento neto de las Cuentas por Cobrar Comerciales (con vencimiento corriente y a largo plazo) por S/. 83.8 millones, el cual se explica por el crecimiento de ventas, principalmente de repuestos, servicios y alquileres, que tienen como política de pago 45 días en promedio. Adicionalmente, las ventas al contado de productos principales que en su mayoría son financiadas por entidades financieras, siempre requieren un financiamiento temporal de Ferreyros mientras se procesa el trámite del crédito de la entidad, y su desembolso, el cual se ha extendido en algunos casos generando un impacto en los saldos por cobrar de la empresa.

b) Aumento neto de Existencias por S/. 291.1 millones debido a compras efectuadas en el período para atender el crecimiento de las ventas y, adicionalmente, a los mayores tiempos de reposición del inventario que ofrecían los fabricantes (de 3 a 5 meses), como consecuencia del aumento en la demanda mundial que se experimentó hasta el primer semestre. Así la empresa adelantó compras para poder contar con los inventarios que serían requeridos en el año 2009 para satisfacer a sus clientes con entregas inmediatas.

Cabe señalar que durante el 2008 se cerraron importantes ventas con ciertos clientes de la minería, por unidades que requerían ser entregadas durante el 2009 de acuerdo a las órdenes de compra recibidas. Para poder cumplir con dichos plazos de entrega a los clientes y considerando los plazos de entrega de las fábricas de entre 12 y 24 meses, la Compañía adquirió en los últimos meses del año grandes equipos mineros que serán entregados a lo largo del 2009, y que no existieron en nuestros inventarios al cierre del 2007, por lo cual el incremento en la cifra de inventarios es más notorio, por los altos valores relativos de los camiones, cargadores y tractores mineros.

c) Aumento neto del Activo Fijo por S/. 103.1 millones, que se explica mayormente por:

i) Un aumento de S/. 128.8 millones por compras de equipos para la flota de alquiler
ii) Un aumento de S/. 24.9 millones por compras de otros activos fijos (inversiones en locales, herramientas, equipos de taller, entre otros).
iii) Una reducción de S/. 49.1 millones por aumento en la depreciación acumulada.
iv) Otras disminuciones de S/ 1.5 millones.

d) Incremento de Inversiones en Valores por S/. 41.8 millones debido a:

i) Un aumento de S/. 13.7 millones por utilidades de subsidiarias reconocidas por el método de participación patrimonial.
ii) Un aumento de S/. 27.7 millones por aportes de capital en nuestras subsidiarias Depósitos Efe y Cresko.
iii) Otros incrementos por S/. 0.4 millones.

FERREYROS S.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

PASIVOS
Al 31 de diciembre de 2008, el total de pasivos ascendió a S/. 1,334.2 millones en comparación con S/. 794.6 millones al 31 de diciembre de 2007, lo que equivale a un incremento de S/.539.6 millones. Este aumento está explicado, principalmente, por un crecimiento del inventario y de cuentas por cobrar a clientes, lo cual ha sido explicado líneas arriba.

La conformación de las obligaciones de la empresa al 31 de diciembre del 2008 se muestra en el anexo 4.

RATIOS DE LIQUIDEZ Y ENDEUDAMIENTO
El ratio corriente al 31 de diciembre de 2008 es de 1.43, inferior al ratio corriente de 1.51 al 31 de diciembre de 2007.

El ratio de endeudamiento financiero al 31 de diciembre de 2008 es 1.94 en comparación con 1.04 al 31 de diciembre de 2007. Para el cálculo de este ratio se ha excluido el saldo de caja y bancos y los pasivos con proveedores que no generan gasto financiero.

El ratio de endeudamiento total al 31 de diciembre de 2008 es 2.48 en comparación con 1.60 al 31 de diciembre del 2007.

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros

FERREYROS S.A.A. **ANEXO 1**

Estado de Ganancias y Pérdidas
(En miles de nuevos soles)

	4T 08	%	3T 08	%	4T 07	%	4T 08/ 3T 08 %	4T 08/ 4T 07 %	Acumulado al 31-12-08	%	Acumulado al 31-12-07	%	Var %
Ventas Netas	411,759	100.0	471,388	100.0	394,624	100.0	(12.6)	4.3	1,903,813	100.0	1,642,682	100.0	15.9
Costo de Ventas	(297,388)	(72.2)	(358,690)	(76.1)	(317,330)	(80.4)	(17.1)	(6.3)	(1,479,404)	(77.7)	(1,308,112)	(79.6)	13.1
Utilidad en ventas	**114,371**	**27.8**	**112,698**	**23.9**	**77,294**	**19.6**	**1.5**	**48.0**	**424,408**	**22.3**	**334,570**	**20.4**	**26.9**
Gastos de Venta y Administración	(65,395)	(15.9)	(63,851)	(13.5)	(68,430)	(17.3)	2.4	(4.4)	(244,009)	(12.8)	(212,495)	(12.9)	14.8
Otros Ingresos (Egresos), neto	4,483	1.1	1,491	0.3	5,176	1.3	200.7	(13.4)	8,345	0.4	(23)	(0.0)	(37,111.3)
Utilidad en operaciones	**63,460**	**13.0**	**60,338**	**10.7**	**14,040**	**3.6**	**6.2**	**280.8**	**188,744**	**9.9**	**122,052**	**7.4**	**54.6**
Ingresos Financieros	8,561	2.1	7,797	1.7	10,690	2.7	9.8	(19.9)	31,668	1.7	42,287	2.6	(25.1)
Utilidad (pérdida) en cambio	(40,108)	(9.7)	(4,460)	(0.9)	11,202	2.8			(51,038)	(2.7)	23,764	1.4	
Gastos Financieros	(18,223)	(4.4)	(13,976)	(3.0)	(10,690)	(2.7)	30.4	70.5	(56,346)	(3.0)	(38,245)	(2.3)	47.3
Participación en los resultados de subsidiarias y afiliadas bajo el método de participación patrimonial	(4,409)	(1.1)	7,477	1.6	9,981	2.5			13,430	0.7	32,790	2.0	(59.0)
Utilidad antes de Participaciones e Impuesto a la Renta	**(720)**	**(0.2)**	**47,175**	**10.0**	**35,223**	**8.9**			**126,458**	**6.6**	**182,648**	**11.1**	**(30.8)**
Participaciones	(737)	(0.2)	(3,573)	(0.8)	(2,323)	(0.6)	(79.4)	(68.3)	(10,340)	(0.5)	(12,494)	(0.8)	(17.2)
Utilidad antes de Impuesto a la Renta	**(1,457)**	**(0.4)**	**43,602**	**9.2**	**32,900**	**8.3**			**116,118**	**6.1**	**170,154**	**10.4**	**(31.8)**
Impuesto a la Renta	(2,544)	(0.6)	(12,328)	(2.6)	(8,013)	(2.0)	(79.4)	(68.3)	(35,673)	(1.9)	(43,103)	(2.6)	(17.2)
Utilidad neta	**(4,001)**	**(1.0)**	**31,274**	**6.6**	**24,887**	**6.3**			**80,445**	**4.2**	**127,061**	**7.7**	**(36.7)**

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros

ANEXO 2

FERREYROS S.A.A.

Balance General
(En miles de nuevos soles)

	31-Dic-08	31-Dic-07	Variación %
Caja y bancos	65,876	28,182	133.8
Cuentas por cobrar comerciales	319,654	239,141	33.7
Inventarios	820,642	529,505	55.0
Cuentas por cobrar vinculadas	14,697	14,600	0.7
Otras cuentas por cobrar	19,125	11,217	70.5
Gastos pagados por anticipado	661	790	-16.4
Activo Corriente	1,240,655	823,435	50.7
Cuentas por cobrar comerciales a largo plazo	49,891	46,571	7.1
Equipo de alquiler	247,782	139,040	78.2
Otros activos fijos	346,006	318,531	8.6
	593,788	457,571	29.8
Depreciación acumulada	(210,955)	(177,869)	18.6
Inmueble, maquinaria y equipo, neto	382,833	279,702	36.9
Inversiones	179,271	137,473	30.4
Otros activos no corrientes	25,284	15,392	64.3
Activo no Corriente	637,279	479,138	33.0
Total Activo	1,877,934	1,302,573	44.2
Deuda de corto plazo	107,190	91,760	16.8
Otros pasivos corrientes	760,503	454,089	67.5
Pasivo corriente	867,693	545,849	59.0
Deuda de largo plazo	466,492	248,800	87.5
Total Pasivo	1,334,185	794,649	67.9
Ganancias diferidas	6,237	10,131	-38.4
Patrimonio	537,512	497,793	8.0
Total Pasivo y Patrimonio	1,877,934	1,302,573	44.2
Otra informacion Financiera			
Depreciación y amortización (cifras acumuladas al cierre de cada período)	49,333	32,900	
UAIDA	283,175	230,028	23.1
Ratios Financieros			
Ratio corriente	1.43	1.51	
Ratio de endeudamiento financiero	1.94	1.04	
Ratio de endeudamiento total	2.48	1.60	
Valor contable por acción	1.42	1.32	

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros

ANEXO 3

FERREYROS S.A.A

Ventas netas por area de operaciones

(En miles de nuevos soles)

	4T 08	%	3T 08	%	4T 07	%	4T 08/ 3T 08 %	4T 08/ 4T 07 %	Acumulado al 31-12-2008	%	Acumulado al 31-12-2007	%	Var %
Caterpillar:													
Gran minería	80,551	19.6	11,516	2.4	79,989	20.3	599.5	0.7	216,028	11.3	246,062	15.0	-12.2
Otros	92,458	22.5	152,967	32.5	91,590	23.2	-39.6	0.9	590,665	31.0	517,889	31.5	14.1
	173,010	42.0	164,484	34.9	171,580	43.5	5.2	0.8	806,693	42.4	763,951	46.5	5.6
Equipos agrícolas	13,991	3.4	13,301	2.8	9,146	2.3	5.2	53.0	52,832	2.8	34,913	2.1	51.3
Automotriz	16,472	4.0	85,254	18.1	36,267	9.2	-80.7	-54.6	232,290	12.2	151,700	9.2	53.1
Unidades usadas	9,711	2.4	12,389	2.6	18,704	4.7	-21.6	-48.1	44,305	2.3	68,871	4.2	-35.7
	213,184	**51.8**	**275,427**	**58.4**	**235,696**	**59.7**	**-22.6**	**-9.6**	**1,136,120**	**59.7**	**1,019,436**	**62.1**	**11.4**
Repuestos y servicios	178,729	43.4	181,380	38.5	149,729	37.9	-1.5	19.4	718,161	37.7	599,109	36.5	19.9
Alquileres	19,847	4.8	14,581	3.1	9,199	2.3	36.1	115.8	49,532	2.6	24,137	1.5	105.2
Total	**411,759**	**100.0**	**471,388**	**100.0**	**394,624**	**100.0**	**-12.6**	**4.3**	**1,903,813**	**100.0**	**1,642,682**	**100.0**	**15.9**

Distribución porcentual de las ventas de la compañía por sectores económicos:

	4T 2008	Acumulado al 31-12-2008
Minería	60.4%	48.7%
Construccion	14.5%	23.7%
Transporte	3.9%	6.4%
Pesca	2.1%	2.9%
Industria	0.9%	0.8%
Comercio y Servicios	3.1%	2.7%
Agricultura	3.2%	3.0%
Hidrocarburos	1.1%	1.5%
Gobierno	6.1%	4.4%
Otros	4.7%	5.8%
Total	**100.0%**	**100.0%**

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros

FERREYROS S.A.A. **ANEXO 4**

Conformación del pasivo al 31 de diciembre del 2008
(En miles de US dólares)

	Total	Pasivo corriente	Pasivo a largo plazo	
			Parte corriente	Largo plazo
Bancos locales	101,865	80,300	3,130	18,435
Inst. Financ. del exterior	77,999	69,999		8,000.0
Proveedores:				
Facturas por pagar Caterpillar	13,791	13,791		
Letras por pagar Caterpillar	20,385	20,385		
Otros	25,803	25,803		
Bonos corporativos	88,000		12,500	75,500
Caterpillar Financial Services	65,018		18,485	46,533
Otros pasivos	31,756	31,756		
Total	424,617	242,034	34,115	148,468

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

DATOS GENERALES DE LA EMPRESA

RPJ :	B60001	Ingresar a 6 digitos
Ejercicio:	2008	Ingresar 4 digitos como maximo
Tipo de Informacion:	TI	Ingresar TI (Trimestral Individual)
Periodo:	4	Ingresar : 1 si es 1er trimestre, 2 si es 2do trimestre, 3 si es 3er trimestre, 4 si es 4to trimestre
Denominacion de la empresa:	FERREYROS S.A.A	Ingresar con letras MAYUSCULAS
CIIU :	5150	Ingresar 4 digitos como maximo
E-mail 1 :	contralo@ferreyros.com.pe	Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo: mvnet@conasev.gob.pe
E-mail 2 :	bchauca@ferreyros.com.pe	Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo: mvnet@conasev.gob.pe
Pagina Web :	www.ferreyros.com.pe	Ejemplo: www.conasev.gob.pe
Moneda	Nuevos Soles	Elegir la moneda
E. de Flujos de Efectivo	Método Directo	Señalar que método utilizó para preparar el Estado de Flujos de Efectivo

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A.

CPC. BERNARDO CHAUCA QUISPE
Contador General Mat 19916

FERREYROS S.A.A
Balance General
Al 31 de Diciembre del año 2008 y 31 de Diciembre del año 2007
(En miles de nuevos soles)

	Notas	Al 31 de Diciembre 2008	Al 31 de Diciembre 2007
Activo			
Activo Corriente			
Efectivo y Equivalentes de efectivo		65,876	28,182
Inversiones Financieras		**0**	**0**
Activos Financieros al Valor Razonable con cambios en Ganancias y Pérdidas			
Activos Financieros Disponibles para la Venta			
Activos Financieros mantenidos hasta el Vencimiento			
Activos por Instrumentos Financieros Derivados			
Cuentas por Cobrar Comerciales (neto)	3	319,654	239,141
Otras Cuentas por Cobrar a Partes Relacionadas (neto)	4	14,697	14,600
Otras Cuentas por Cobrar (neto)		19,125	11,217
Existencias (neto)	5	820,642	529,505
Activos Biológicos			
Activos no Corrientes mantenidos para la Venta			
Gastos Contratados por Anticipado		661	790
Otros Activos			
Total Activo Corriente		**1,240,655**	**823,435**
Activo No Corriente			
Inversiones Financieras		**179,271**	**137,473**
Activos Financieros Disponibles para la Venta			
Activos Financieros mantenidos hasta el Vencimiento			
Activos por Instrumentos Financieros Derivados			
Inversiones al Método de Participación		176,458	134,075
Otras Inversiones Financieras		2,813	3,398
Cuentas por Cobrar Comerciales	3	49,891	46,571
Otras Cuentas por Cobrar a Partes Relacionadas (neto)			
Otras Cuentas por Cobrar			
Existencias (neto)			
Activos Biológicos			
Inversiones Inmobiliarias			
Inmuebles, Maquinaria y Equipo (neto)	6	382,833	279,702
Activos Intangibles (neto)		4,751	1,643
Activo por Impuesto a la Renta y Participaciones Diferidos		20,533	13,749
Crédito Mercantil			
Otros Activos			
Total Activo No Corriente		**637,279**	**479,138**
TOTAL ACTIVO		**1,877,934**	**1,302,573**

	Notas	Al 31 de Diciembre 2008	Al 31 de Diciembre 2007
Pasivo y Patrimonio			
Pasivo Corriente			
Sobregiros Bancarios		348	990
Obligaciones Financieras	2 y 7	579,430	282,164
Cuentas por Pagar Comerciales		188,448	173,765
Otras Cuentas por Pagar a Partes Relacionadas	4	6,413	3,492
Impuesto a la Renta y Participaciones Corrientes		11,431	15,967
Otras Cuentas por Pagar		81,623	69,471
Provisiones			
Pasivos mantenidos para la Venta			
Total Pasivo Corriente		**867,693**	**545,849**
Pasivo No Corriente			
Obligaciones Financieras	2 y 7	466,492	248,800
Cuentas por Pagar Comerciales			
Cuentas por Pagar a Partes Relacionadas			
Pasivo por Impuesto a la Renta y Participaciones Diferidos			
Otras Cuentas por Pagar			
Provisiones			
Ingresos Diferidos (netos)		6,237	10,131
Total Pasivo No Corriente		**472,729**	**258,931**
Total Pasivo		**1,340,422**	**804,780**
Patrimonio Neto			
Capital	9	415,449	335,749
Acciones de Inversión			
Capital Adicional		(113)	0
Resultados no Realizados	2 y 9	9,970	15,937
Reservas Legales		31,761	19,056
Otras Reservas			
Resultados Acumulados	9	80,445	127,051
Diferencias de Conversión			
Total Patrimonio Neto		**537,512**	**497,793**
TOTAL PASIVO Y PATRIMONIO NETO		**1,877,934**	**1,302,573**

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 10/10

FERREYROS S.A.A
Estado de Ganancias y Pérdidas
Por los periodos terminados al 31 de Diciembre del año 2008 y 2007
(En miles de nuevos soles)

	Notas	Por el Trimestre especifico del 1 de Octubre al 31 de Diciembre de 2008	Por el Trimestre especifico del 1 de Octubre al 31 de Diciembre de 2007	Por el Periodo acumulado del 1 de Enero al 31 de Diciembre de 2008	Por el Periodo acumulado del 1 de Enero al 31 de Diciembre de 2007
Ingresos Operacionales					
Ventas Netas (ingresos operacionales)	12	413,587	396,370	1,908,212	1,650,896
Otros Ingresos Operacionales		599	207	1,155	413
Total de Ingresos Brutos		**414,186**	**396,577**	**1,909,367**	**1,651,309**
Costo de Ventas (Operacionales)	12	(299,815)	(319,283)	(1,484,959)	(1,316,739)
Otros Costos Operacionales					
Total Costos Operacionales		**(299,815)**	**(319,283)**	**(1,484,959)**	**(1,316,739)**
Utilidad Bruta		**114,371**	**77,294**	**424,408**	**334,570**
Gastos de Ventas		(46,695)	(46,090)	(157,551)	(131,121)
Gastos de Administración		(18,700)	(22,340)	(86,458)	(81,374)
Ganancia (Pérdida) por Venta de Activos		0	0	0	0
Otros Ingresos		4,483	5,176	8,345	0
Otros Gastos		0	0	0	(23)
Utilidad Operativa		**53,459**	**14,040**	**188,744**	**122,052**
Ingresos Financieros		8,562	21,892	31,668	66,051
Gastos Financieros		(58,332)	(10,690)	(107,384)	(38,245)
Participación en los Resultados de Partes Relacionadas por el Método de Participación		(4,409)	9,981	13,430	32,790
Ganancia (Pérdida) por Instrumentos Financieros Derivados		0	0	0	0
Resultado antes de Participaciones y del Impuesto a la Renta		**(720)**	**35,223**	**126,458**	**182,648**
Participación de los trabajadores		(737)	(2,323)	(10,340)	(12,494)
Impuesto a la Renta		(2,544)	(8,013)	(35,673)	(43,103)
Utilidad (Pérdida) Neta de Actividades Continuas		**(4,001)**	**24,887**	**80,445**	**127,051**
Ingreso (Gasto) Neto de Operaciones en Discontinuación		0	0	0	0
Utilidad (Perdida) Neta del Ejercicio		**(4,001)**	**24,887**	**80,445**	**127,051**
Utilidad (Pérdida) por Acción					
Utilidad (Pérdida) Básica por Acción Común	11	-0.011	0.066	0.213	0.336
Utilidad (Pérdida) Básica por Acción de Inversión		0.000	0.000	0.000	0.000
Utilidad (Pérdida) Diluida por Acción Común		0.000	0.000	0.000	0.000
Utilidad (Pérdida) Diluida por Acción de Inversión		0.000	0.000	0.000	0.000
Utilidad (Pérdida) Neta de Actividades Continuas					
Utilidad (Pérdida) Básica por Acción Común		0.000	0.000	0.000	0.000
Utilidad (Pérdida) Básica por Acción de Inversión		0.000	0.000	0.000	0.000
Utilidad (Pérdida) Diluida por Acción Común		0.000	0.000	0.000	0.000
Utilidad (Pérdida) Diluida por Acción de Inversión		0.000	0.000	0.000	0.000

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A.

CPC. BERNARDO CHAUCA QUISPI
Contador General - Mat. 18916

FERREYROS S.A.A

Estado de Flujos de Efectivo

Por los periodos terminados al 31 de Diciembre del año 2008 y 2007

(En miles de nuevos soles)

	Notas	Del 1 de Enero de 2008 al 31 de Diciembre de 2008	Del 1 de Enero de 2007 al 31 de Diciembre de 2007
ACTIVIDADES DE OPERACIÓN			
Cobranza (entradas) por:			
Venta de Bienes o Servicios (Ingresos Operacionales)		2,174,258	1,941,656
Honorarios y Comisiones			
Intereses y Rendimientos (no incluidos en la Actividad de Inversión)		14,864	16,382
Dividendos (no incluidos en la Actividad de Inversión)			
Regalías			
Otros Cobros de Efectivo Relativos a la Actividad		28,148	30,188
Menos pagos (salidas) por:			
Proveedores de Bienes y Servicios		(2,260,667)	(1,804,721)
Remuneraciones y Beneficios Sociales		(200,470)	(157,883)
Tributos		(76,062)	(81,297)
Intereses y Rendimientos (no incluidos en la Actividad de Financiación)			
Regalías			
Otros Pagos de Efectivo Relativos a la Actividad		(11,961)	(2,161)
Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Operación		**(331,890)**	**(57,836)**
ACTIVIDADES DE INVERSIÓN			
Cobranza (entradas) por:			
Prestamos a Partes Relacionadas			
Venta de Subsidiarias y otras Unidades de Negocios			
Venta de Inversiones Financieras			
Venta de Inversiones Inmobiliarias			
Venta de Inmuebles, Maquinaria y Equipo		3,751	11,334
Venta de Activos Intangibles			
Intereses y Rendimientos			
Dividendos		2,442	3,331
Otros Cobros de Efectivo Relativos a la Actividad			129
Menos pagos (salidas) por:			
Prestamos a Partes Relacionadas			
Compra de Subsidiarias y otras Unidades de Negocios			
Compra de Inversiones Financieras		(30,519)	(7,590)
Compra de Inversiones Inmobiliarias			
Compra de Inmuebles, Maquinaria y Equipo		(18,574)	(20,369)
Desembolsos por Obras en Curso de Inmuebles, Maquinaria y Equipo		(6,304)	(30,852)
Compra y desarrollo de Activos Intangibles		(3,251)	(6,755)
Otros Pagos de Efectivo Relativos a la Actividad			
Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Inversión		**(52,455)**	**(50,772)**
ACTIVIDADES DE FINANCIACION			
Cobranza (entradas) por:			
Aumento de Sobregiros Bancarios		(641)	(1,164)
Emisión y aceptación de Obligaciones Financieras		1,342,593	558,910
Emisión de Acciones o Nuevos Aportes			
Venta de Acciones Propias (Acciones en Tesorería)			
Otros Cobros de Efectivo Relativos a la Actividad			
Menos pagos (salidas) por:			
Amortización o pago de Sobregiros Bancarios			
Amortización o pago de Obligaciones Financieras		(827,001)	(391,991)
Recompra de Acciones Propias (Acciones en Tesorería)			
Intereses y Rendimientos		(52,640)	(35,155)
Dividendos Pagados		(40,272)	(28,420)
Otros Pagos de Efectivo Relativos a la Actividad			
Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Financiación		**422,039**	**102,180**
Aumento (Disminución) Neto de Efectivo y Equivalente de Efectivo		**37,694**	**(6,428)**
Saldo Efectivo y Equivalente de Efectivo al Inicio del Ejercicio		28,182	34,610
Efecto de las Diferencias de Cambio del Efectivo y Equivalente de Efectivo		0	0
Saldo Efectivo y Equivalente de Efectivo al Finalizar el Ejercicio		**65,876**	**28,182**

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19918

FERREYROS S.A.A
Estado de Flujos de Efectivo
Por los periodos terminados al 31 de Diciembre del año 2008 y 2007
(En miles de nuevos soles)

	Notas	Del 1 de Enero de 2008 al 31 de Diciembre de 2008	Del 1 de Enero de 2007 al 31 de Diciembre de 2007
CONCILIACIÓN DE LA UTILIDAD NETA CON EL EFECTIVO NETO PROVENIENTE DE ACTIVIDADES DE OPERACIÓN			
Utilidad (Pérdida) Neta del Ejercicio		80,445	127,051
Más :			
Ajustes a la Utilidad (Pérdida) del Ejercicio			
Estimación de Cuentas de Cobranza Dudosa		5,192	6,474
Desvalorización de Existencias		3,485	4,225
Fluctuación del Valor de Activos Biológicos			
Depreciación y Deterioro de Valor del Ejercicio		49,192	32,784
Amortización de Activos Intangibles		142	117
Amortización de Otros Activos			
Provisiones		30,960	34,520
Pérdida en Venta de Inversiones Financieras			
Pérdida por Instrumentos Financieros Derivados			
Pérdida en Venta de Inversiones Inmobiliarias			
Pérdida en Venta de Inmuebles, Maquinaria y Equipo			
Pérdida en Venta de Activos Intangibles			
Gastos Financieros		56,347	38,245
Participación en los Resultados de Partes Relacionadas (neta de dividendos recibidos en efectivo)			
Impuesto a la Renta y Participación de los Trabajadores			
Otros		403	6,247
Menos:			
Ajustes a la Utilidad (Pérdida) del Ejercicio			
Fluctuación del Valor de Activos Biológicos			
Utilidad en Venta de Inversiones Financieras			
Ganancia por Instrumentos Financieros Derivados			
Utilidad en Venta de Inversiones Inmobiliarias			
Utilidad en Venta de Inmuebles, Maquinaria y Equipo		(1,567)	332
Utilidad en Venta de Activos Intangibles			
Ingresos Financieros			
Participación en los Resultados de Partes Relacionadas (neta de dividendos recibidos en efectivo)		(13,430)	(32,790)
Impuesto a la Renta y Participación de los Trabajadores		(2,860)	(4,192)
Otros		(5,205)	(7,143)
CARGOS Y ABONOS POR CAMBIOS NETOS EN LOS ACTIVOS CORRIENTES Y PASIVOS CORRIENTES			
(Aumento) Disminución de Cuentas por Cobrar Comerciales		(89,025)	18,825
(Aumento) Disminución de Otras Cuentas por Cobrar a Partes Relacionadas		(97)	(2,934)
(Aumento) Disminución de Otras Cuentas por Cobrar		(7,908)	(13,127)
(Aumento) Disminución en Existencias		(370,317)	(269,487)
(Aumento) Disminución en Activos Biológicos			
(Aumento) Disminución de Activos no Corrientes mantenidos para la Venta			
(Aumento) Disminución en Gastos Contratados por Anticipado		130	794
(Aumento) Disminución de Otros Activos		(3,330)	
Aumento (Disminución) de Cuentas por Pagar Comerciales		14,683	48,097
Aumento (Disminución) de Otras Cuentas por Pagar a Partes Relacionadas		2,921	974
Aumento (Disminución) de Impuesto a la Renta y Particip. Corrientes		(4,536)	(4,474)
Aumento (Disminución) de Otras Cuentas por Pagar		(77,515)	(42,374)
Aumento (Disminución) de Provisiones			
Aumento (Disminución) de Pasivos mantenidos para la Venta			
Cobros por:			
Intereses y Rendimientos (no incluidos en la Actividad de Inversión)		0	0
Dividendos (no incluidos en la Actividad de Inversión)		0	0
Diferencia de Cambio		0	0
Pagos por:			
Impuesto a la Renta y Participación de los Trabajadores		0	0
Intereses y Rendimientos (no incluidos en la Actividad de Financiación)		0	0
Provisiones		0	0
Diferencia de Cambio		0	0
Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de la Actividad de Operación		(331,890)	(57,836)

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 18915

FERREYROS S.A.A
Estado de Cambios en el Patrimonio Neto
Por los periodos terminados al 31 de Diciembre del año 2008 y 2007
(En miles de nuevos soles)

	Capital	Acciones de Inversión	Capital Adicional	Resultados no Realizados	Reservas Legales	Otras Reservas	Resultados Acumulados	Diferencias de Conversión	Total Patrimonio Neto
Saldos al 1ero. de enero de 2007	284,196	0	0	15,937	9,300	0	89,729	0	399,162
Ganancia (Pérdida) por valor razonable de:									
1. - Inmuebles, Maquinaria y Equipo	0	0	0	0	0	0	0	0	0
2. - Activos Financieros disponibles para la Venta	0	0	0	0	0	0	0	0	0
3. Ganancia (Pérdida) por Coberturas de Flujo de Efectivo y/o Coberturas de Inversión Neta en un Negocio en el Extranjero	0	0	0	0	0	0	0	0	0
4. Ganancia (Pérdida) por Diferencias de Cambio	0	0	0	0	0	0	0	0	0
5. **Ingresos (gastos) reconocidos directamente en Patrimonio**	0	0	0	0	0	0	0	0	0
6. Transferencias netas de Resultados no Realizados	0	0	0	0	0	0	0	0	0
7. Otras Transferencias netas	0	0	0	0	0	0	0	0	0
8. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	127,051	0	127,051
Total de ingresos y gastos reconocidos	0	0	0	0	0	0	127,051	0	127,051
9. Efecto acumulado de Cambios en Políticas Contables y Corrección de Errores	0	0	0	0	0	0	0	0	0
10. Distribuciones o Asignaciones a reservas de utilidades efectuadas en el período	0	0	0	0	0	0	0	0	0
11. Dividendos declarados y Participaciones acordados durante el período	0	0	0	0	0	0	(28,420)	0	(28,420)
12. Nuevos Aportes de accionistas	0	0	0	0	0	0	0	0	0
13. Reducción de Capital o redención de Acc. de Inversión	0	0	0	0	0	0	0	0	0
14. Acciones en Tesorería	0	0	0	0	0	0	0	0	0
15. Capitalización de partidas patrimoniales	51,553	0	0	0	0	0	(51,553)	0	0
17. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	0
18. Conversión a moneda de presentación	0	0	0	0	0	0	0	0	0
19. Otros incrementos o disminuciones de las partidas patrimoniales	0	0	0	0	9,756	0	(9,756)	0	0
Saldos al 31 de Diciembre de 2007	335,749	0	0	15,937	19,056	0	127,051	0	497,793
Saldos al 1ero. de enero de 2008	335,749	0	0	15,937	19,056	0	127,051	0	497,793
Ganancia (Pérdida) por valor razonable de:									
1. - Inmuebles, Maquinaria y Equipo	0	0	0	0	0	0	0	0	0
2. - Activos Financieros disponibles para la Venta	0	0	0	0	0	0	0	0	0
3. Ganancia (Pérdida) por Coberturas de Flujo de Efectivo y/o Coberturas de Inversión Neta en un Negocio en el Extranjero	0	0	0	0	0	0	0	0	0
4. Ganancia (Pérdida) por Diferencias de Cambio	0	0	0	0	0	0	0	0	0
5. **Ingresos (gastos) reconocidos directamente en Patrimonio**	0	0	0	0	0	0	0	0	0
6. Transferencias netas de Resultados no Realizados	0	0	0	0	0	0	0	0	0
7. Otras Transferencias netas	0	0	0	0	0	0	0	0	0
8. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	80,445	0	80,445
Total de ingresos y gastos reconocidos	0	0	0	0	0	0	80,445	0	80,445
9. Efecto acumulado de Cambios en Políticas Contables y Corrección de Errores	0	0	0	0	0	0	0	0	0
10. Distribuciones o Asignaciones a reservas de utilidades efectuadas en el período	0	0	0	0	0	0	0	0	0
11. Dividendos declarados y Participaciones acordados durante el período	0	0	0	0	0	0	(40,290)	0	(40,290)
12. Nuevos Aportes de accionistas	0	0	0	0	0	0	0	0	0
13. Reducción de Capital o redención de Acc. de Inversión	0	0	0	0	0	0	0	0	0
14. Acciones en Tesorería	(108)	0	(113)	0	0	0	0	0	(221)
15. Capitalización de partidas patrimoniales	79,808	0	0	0	0	0	(79,808)	0	0
17. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	0
18. Conversión a moneda de presentación	0	0	0	0	0	0	0	0	0
19. Otros incrementos o disminuciones de las partidas patrimoniales	0	[illegible]	0	(5,967)	12,705	0	(6,953)	0	(215)
Saldos al 31 de Diciembre de 2008	415,449	0	(113)	9,970	31,761	0	80,445	0	537,512

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

CPC. BERNARDO CHAUCA QUISP
Contador General - Mat. ...

Ferreyros

NOTAS A LOS ESTADOS FINANCIEROS
Al 31 de diciembre del 2008

1) PRINCIPIOS Y PRACTICAS CONTABLES

Los estados financieros de la Compañía han sido preparados de acuerdo con principios de contabilidad generalmente aceptados en el Perú. Los principios de contabilidad generalmente aceptados en el Perú comprenden a las Normas Internacionales de Información Financiera (NIIF) oficializadas a través de Resoluciones emitidas por el Consejo Normativo de Contabilidad. Las NIFF comprenden a las Normas Internacionales de Información Financiera (NIIF), a las Normas Internacionales de Contabilidad (NIC) y a los pronunciamientos del Comité de interpretaciones (SIC e IFRIC). A la fecha de los estados financieros el Consejo Normativo de Contabilidad ha oficializado la aplicación obligatoria de las NIC de la 1 a la 41 , de las NIIF de la 1 a la 6 y de las SIC de la 1 a la 33.

La NIC 27 (revisada en el 2003) establece, principalmente, que las inversiones en subsidiarias, que son incluidas en los estados financieros consolidados, deben ser registradas en los estados financieros individuales del inversionista, por el método de costo o por el del valor razonable. Respecto de esta NIC, el Consejo Normativo de Contabilidad, teniendo en cuenta la importancia que le otorgan los dispositivos legales en el Perú a los estados financieros individuales, a través de su Resolución No. 038-2005-EF/93.01 de fecha 28 de diciembre de 2005, publicada el 3 de febrero de 2006, acordó mantener la aplicación en el Perú del método de participación patrimonial en la elaboración de los estados financieros individuales, para la valuación de las inversiones en subsidiarias, asociadas y negocios conjuntos.

Los estados financieros del ejercicio han sido elaborados considerando los mismos principios y prácticas contables que fueron aplicados en la preparación de los estados financieros correspondientes al 2007.

Moneda funcional y de presentación
Las partidas incluidas en los estados financieros de la Compañía se expresan en la moneda del ambiente económico primario donde opera la entidad (moneda funcional). Los estados financieros se presentan en nuevos soles, que es la moneda funcional y la moneda de presentación de la Compañía. Las transacciones en moneda extranjera se traducen a la moneda de medición usando los tipos de cambio vigentes a las fechas de las transacciones. Las ganancias y pérdidas por diferencia en cambio que resultan a la fecha del cobro o del pago de tales transacciones y de la traducción a los tipos de cambio al cierre del período de activos y pasivos monetarios denominados en moneda extranjera se reconocen en el estado de ganancias y pérdidas.

Ferreyros S.A.
VICTOR ASTETE PALMA
Gerencia División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat 1991

2) ADMINISTRACION DE RIESGOS FINANCIEROS POR TASA DE INTERÉS Y RESULTADOS NO REALIZADOS

En el 2008 la compañía suscribió con instituciones financieras locales contratos de permuta de tasas de interés (swap), mediante estos contratos se fija la tasa libor anual hasta el término del plazo de los pagarés relacionado. El efecto de la valorización de estos derivados al 31 de diciembre 2008 de US$ 74 mil se registró con débito a la cuenta patrimonial resultados no realizados.

Entidad Acreedora	Importe Obligaciones por pagar US$ 000	Fecha Término	Contratos SWAP		Intereses	
			Fecha	Entidad	Tasa Fija	Tasa Variable
Caterpillar Financial Services Corporation	28,125	Hasta el 04/09/2012	13/06/2008	Banco de Credito del Perú	3.37%	L3M
Caterpillar Financial Services Corporation	8,499	Hasta el 19/03/2013	13/06/2008	Banco Continental	4.27%	L3M
Caterpillar Financial Services Corporation	2,868	Hasta el 04/05/2015	19/06/2008	Banco de Credito del Perú	4.32%	L3M
Caterpillar Financial Services Corporation	4,708	Hasta el 01/03/2012	19/06/2008	Banco de Credito del Perú	3.90%	L3M
Standard Chartered	8,000	Hasta el 24/01/2011	05/09/2008	Banco Continental	3.74%	L3M
TOTAL	52,200					

3) CUENTAS POR COBRAR COMERCIALES

Este rubro comprende :

	31-12-08		31-12-07	
	Corriente	Largo plazo	Corriente	Largo plazo
	S/. 000	S/. 000	S/. 000	S/. 000
Facturas y letras	357,641	56,385	277,496	51,150
Intereses diferidos	(12,143)	(6,494)	(11,249)	(4,579)
Provisión para cuentas de cobranza dudosa	(25,844)	-	(27,106)	-
	319,654	49,891	239,141	46,571

4) CUENTAS POR COBRAR Y CUENTAS POR PAGAR CON EMPRESAS AFILIADAS

El saldo de las cuentas por cobrar y por pagar con empresas afiliadas son los siguientes :

Ferreyros S.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 1881

	31-12-08	31-12-07
	S/.000	S/.000
Por cobrar vencimiento corriente		
Comerciales:		
Unimaq Sociedad Anónima	1,956	8,716
Orvisa Sociedad Anónima	1,802	1,059
Dépositos EFE Sociedad Anónima	504	21
Fiansa Sociedad Anónima	117	-
Megacaucho & Representaciones S.A.C.	46	3
Domingo Rodas Sociedad Anónima	-	87
Cresko Sociedad Anónima	18	77
	4,443	9,963
Diversas :		
Domingo Rodas Sociedad Anónima	5,487	338
Cresko Sociedad Anónima	1,586	-
Orvisa Sociedad Anónima	1,259	859
Megacaucho & Representaciones S.A.C.	1,078	1,227
Dépositos EFE Sociedad Anónima	431	-
Unimaq Sociedad Anónima	411	2,207
Fiansa Sociedad Anónima	1	6
	10,254	4,637
Total cuentas por cobrar vencimiento corriente	**14,697**	**14,600**
Por pagar vencimiento corriente		
Comerciales:		
Unimaq Sociedad Anónima	3,192	1,647
Orvisa Sociedad Anónima	818	719
Megacaucho & Representaciones S.A.C.	286	173
Fiansa Sociedad Anónima	248	267
Dépositos EFE Sociedad Anónima	67	28
Motorindustria Sociedad Anónima	7	658
Cresko Sociedad Anónima	2	-
	4,619	3,492
Diversas :		
Motorindustria Sociedad Anónima	941	-
Orvisa Sociedad Anónima	810	-
Cresko Sociedad Anónima	42	-
	1,793	0
Total cuentas por pagar	**6,413**	**3,492**

5) EXISTENCIAS

Este rubro comprende:

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19916

	31-12-08	31-12-07
	S/.000	S/.000
Máquinas, motores y automotores	447,327	277,606
Repuestos	128,640	106,627
Servicios de taller en proceso	37,550	28,857
Existencias por recibir	211,850	127,332
	825,367	540,422
Provisión para desvalorización de existencias	(4,725)	(10,917)
	820,642	529,505

El movimiento del ejercicio de la provisión para la desvalorización de existencias fue el siguiente:

	31-12-08	31-12-07
	S/.000	S/.000
Saldo inicial	10,917	12,282
Adiciones del período	3,695	4,982
Transferencias a activo fijo	278	734
Aplicaciones por ventas	(5,205)	(7,081)
Otras aplicaciones por destrucción de existencias	(4,959)	0
Saldo final	4,725	10,917

6) INMUEBLES MAQUINARIA Y EQUIPO

El movimiento del rubro inmuebles, maquinaria y equipo y el de su correspondiente depreciación acumulada, es el siguiente:

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.

CPC. BERNARDO CHAUCA QUISPE
Contador General · Mat 19915

	Saldos iniciales S/.000	Adiciones al costo y/o aplicadas a resultados S/.000	Ventas S/.000	Transfe-rencias S/.000	Saldos finales S/.000
Costo -					
Terrenos	47,365	4,786	(146)		52,005
Edificios y otras construcciones	94,508	1,658	(93)	4,881	100,954
Instalaciones	4,662	260	(439)		4,483
Maquinaria y equipo	125,127	6,201	(3,381)	6,783	134,730
Maquinaria y equipo, flota de	0				0
alquiler	139,040	80,687	(363)	28,418	247,782
Unidades de transporte	4,125	185	(109)	214	4,415
Muebles y enseres	39,663	5,483	(231)		44,916
Trabajos en curso	3,082	6,304		(4,881)	4,506
	457,572	105,564	(4,762)	35,414	593,789
Depreciación acumulada -					
Edificios y otras construcciones	28,974	2,936	(20)		31,890
Instalaciones	3,231	324	(131)		3,424
Maquinaria y equipo	87,400	10,084	(2,374)	(34)	95,076
Maquinaria y equipo, flota de alquiler	25,024	32,607	(94)	(12,767)	44,770
Unidades de transporte	3,752	158	(109)		3,800
Muebles y enseres	27,531	3,083	(27)	(17)	30,569
	175,911	49,191	(2,754)	(12,819)	209,530
Provisión para desvalorización	1,959	(210)	(14)	(309)	1,425
Costo neto	279,702				382,833

7) EMISIONES Y REEMBOLSOS DE TÍTULOS DE DEUDA

La deuda por bonos corporativos emitidos es como sigue:

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General Mat 19915

Tipo	Fecha emisión	Vencimiento	Saldo pendiente de pago: TOTAL US $.000	TOTAL S/. 000	CORRIENTE US $.000	CORRIENTE S/. 000	NO CORRIENTE US $.000	NO CORRIENTE S/. 000
Tercera emisión, Serie A, del primer programa	Octubre del 2005	Hasta octubre del 2010	5,000	15,710	2,500	7,855	2,500	7,855
Cuarta emisión, Serie B, del primer programa	Febrero del 2006	Hasta febrero del 2009	10,000	31,420	10,000	31,420		
Primera emisión, Serie A, del primer programa	Mayo del 2007	Hasta Mayo del 2010	15,000	47,130			15,000	47,130
Cuarta emisión, Serie A, del primer programa	Setiembre del 2007	Hasta Setiembre del 2011	15,000	47,130			15,000	47,130
Cuarta emisión, Serie B, del primer programa IRD	Noviembre del 2007	Hasta Noviembre del 2011	10,000	31,420			10,000	31,420
Primera emisión, Serie A, del primer programa	Marzo del 2008	Hasta Marzo del 2011	15,000	47,130			15,000	47,130
Primera emisión Serie C, del primer programa	Setiembre del 2008	Hasta Setiembre del 2011	7,500	23,565			7,500	23,565
Sexta emision Serie A, del primer programa	Diciembre del 2008	Hasta Diciembre del 2011	10,500	32,991			10,500	32,991
TOTALES			88,000	276,496	12,500	39,275	75,500	237,221

Los bonos corporativos devengan intereses anuales de 6% en promedio. El interés devengado en el período asciende a S/. 17.6 millones.

Las redención de bonos corporativos en el año es como sigue:

Tipo	Fecha redención	Importe US $.000	Importe S/. 000
Tercera emisión, Serie A, del primer programa	Enero del 2008	625	1,964
Tercera emisión, Serie A, del primer programa	Abril del 2008	625	1,964
Tercera emisión, Serie A, del primer programa	Julio del 2008	625	1,964
Tercera emisión, Serie A, del primer programa	Octubre del 2008	625	1,964
Cuarta emisión, Serie A, del primer programa	Setiembre del 2008	15,000	47,130
TOTALES		17,500	54,985

Ferreyros S.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

CPC. BERNARDO CH
Contador G

8) INFORMACIÓN POR SEGMENTOS

Las ventas netas y resultados operativos por segmentos de negocios del período son detallados a continuación:

2008	Equipos pesados, repuestos y servicios	Vehiculos automotrices, repuestos y servicios	Alquiler de equipos	Equipos agricola, repuestos y servicios	Total
	S/.000	S/.000	S/.000	S/.000	S/.000
Total ingresos por ventas y servicios	1,519,062	263,252	66,076	59,822	1,908,212
Utilidad de operación	133,297	28,355	17,795	9,298	188,744
Principales activos:					
Activos fijos	189,349	6,842	182,920	3,723	382,833
Existencias	670,690	112,484	11,295	26,172	820,642
Cuentas por Cobrar	286,194	58,573	6,259	18,519	369,545

2007	Equipos pesados, repuestos y servicios	Vehiculos automotrices, repuestos y servicios	Alquiler de equipos	Equipos agricola, repuestos y servicios	Total
	S/.000	S/.000	S/.000	S/.000	S/.000
Total ingresos por ventas y servicios	1,416,469	163,656	29,261	41,509	1,650,896
Utilidad de operación	98,434	10,977	9,234	3,407	122,052
Principales activos:					
Activos fijos	148,550	6,653	120,152	4,148	279,702
Existencias	476,322	33,218	6,766	13,199	529,505
Cuentas por Cobrar	240,901	12,931	8,286	23,594	285,712

9) PATRIMONIO

En Junta General de Accionistas del 26 de marzo del 2008 se aprobó el pago de dividendos en efectivo por S/. 40.3 millones y la capitalización de resultados acumulados y excedente de revaluación por S/. 74.0 y S/. 5.8 millones, respectivamente. La fecha de pago de los diviendos fue el 30 de abril. La Junta aprobó la transferencia de resultados acumulados a reserva legal por S/. 12.7 millones.

Luego de la emisión de las acciones correspondientes y de la formalización mediante escritura pública, el capital está representado por 377´778,844 acciones comunes de un valor nominal de S/.1.10 cada una, de las cuales 98,389 han sido recompradas por la compañía. En este sentido, el capital está presentado neto del valor de las acciones recompradas.

10) CONTINGENCIAS Y COMPROMISOS

Al 31 de diciembre del 2008, la Compañía tiene las siguientes contingencias:

a. En abril del 2003, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2000 por un total de S/.7.2 millones, incluidos multas e intereses. La Compañía ha presentado un recurso de apelación ante el Tribunal Fiscal.

b. En diciembre del 2005, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2001 por un total de S/.24.0 millones, incluidos multas e intereses. La Compañía presentó un recurso de reclamación ante la Administración Tributaria.

c. En junio del 2006, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas de los años 2002 y 2003 por S/. 36.1 y S/. 5.9 millones, respectivamente, incluidos multas e intereses. La

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Compañía presentó un recurso de reclamación ante la Administración tributaria.

d. En diciembre del 2006, la Compañía recibió Resoluciones de Multa por retención del Impuesto a la Renta sobre servicios prestados por no domiciliados de los años 2004 al 2006. La Administración Tributaria ha considerada fundada en parte la reclamación, habiendo rectificado el monto acotado y proseguirá la cobranza por un total de S/. 1.2 millones, incluidos intereses. La Compañía presentará un recurso de apelación ante el Tribunal Fiscal.

e. El 4 de abril del 2008, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2004 por un total de S/. 12.1 millones, incluidos multas e intereses. La Compañía presentó un recurso de reclamación ante la Administración Tributaria.

f. E l 7 de Julio del 2008, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2005 por un total de S/.6.6 millones, incluidas multas e intereses. La Compañía presentó un recurso de reclamación ante la Administración Tributaria.

g. Al 31 de diciembre del 2008, la Compañía mantiene en proceso de reclamación, juicios por US $ 1.1 millones por concepto de indemnización por daños y perjuicios iniciados por terceros.

La Gerencia de la Compañía, basada en la opinión de sus asesores legales y tributarios, considera que dichas acotaciones y juicios son improcedentes y que el resultado final sería favorable a la Compañía; por lo tanto, no ha considerado necesario registrar una provisión por estos procesos.

Respecto de los procesos de fiscalización de los que resultaron las acotaciones tributarias mencionadas, de acuerdo al procedimiento establecido, la Administración Tributaria informó a la Compañía, previamente a su emisión, el resultado de cada fiscalización en conjunto, otorgando un plazo para evaluar y subsanar las omisiones e infracciones supuestamente cometidas. En este sentido, la Compañía cumplió en su oportunidad con subsanar y pagar las omisiones e infracciones que, de acuerdo a una evaluación exhaustiva con los asesores tributarios, se consideraron procedentes.

Al 31 de diciembre del 2008, la Compañía tiene los siguientes compromisos:

a. Avales por US $ 22.6 millones y US $ 15.6 millones, que garantizan operaciones de crédito de subsidiarias y afiliadas y de operaciones de compra de terceros, respectivamente.

b. Fianzas bancarias a favor de entidades financieras por US $ 9.1 millones, que garantizan transacciones diversas.

11) UTILIDAD POR ACCION

La utilidad por acción común básica ha sido determinada de la siguiente manera:

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		Trimestres terminados el:		Años terminados el:	
		31-12-08	31-12-07	31-12-08	31-12-07
Utilidad neta	S/.	-4,000,664	24,886,501	80,444,868	127,050,540
Promedio ponderado de acciones comunes en circulación		377,680,455	377,680,455	377,680,455	377,680,455
Utilidad básica por acción	S/.	-0.011	0.066	0.213	0.336

La utilidad básica por acción se calcula dividiendo la utilidad neta correspondiente a los accionistas comunes entre el promedio ponderado de las acciones comunes en circulación, incluidas las acciones potenciales por emisión de acciones liberadas por capitalización, a la fecha de los estados financieros.

Por no existir las condiciones que lo justifiquen, no se ha determinado la utilidad por acción diluida; ésta se establece cuando existen acciones potenciales, las cuales corresponden principalmente a instrumentos financieros o contratos que den derecho a sus tenedores a obtener acciones comunes.

El promedio ponderado de acciones en circulación no incluye acciones recompradas por la compañía.

12) VENTAS NETAS Y UTILIDAD EN VENTAS

Las operaciones realizadas con empresas subsidiarias fueron las siguientes:

	Trimestres terminados el:		Años terminados el:	
	31-12-08	31-12-07	31-12-08	31-12-07
	S/.000	S/.000	S/.000	S/.000
Ventas netas	5,786	6,808	38,166	56,569
Utilidad en ventas	758	120	3,987	3,887

13) TRANSACCIONES CON VINCULADAS

Las transacciones del año con subsidiarias se resumen como sigue:

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	2008	2007
	S/. 000	S/. 000
Venta de bienes		
Orvisa Sociedad Anónima	19,786	16,958
Unimaq Sociedad Anónima	17,388	37,899
Cresko Sociedad Anónima	42	1,122
Otras	98	24
	37,314	56,003
Venta de servicios	852	566
Total ventas de bienes y servicios	**38,166**	**56,569**

	2008	2007
	S/. 000	S/. 000
Compras de bienes		
Unimaq Sociedad Anónima	26,744	4,552
Fiansa Sociedad Anónima	7,047	4,778
Mega Caucho & Representaciones S.A.C	3,835	1,276
Orvisa Sociedad Anónima	2,624	3,470
Otras	49	110
	40,299	14,186
Compra de servicios	2,927	3,538
Total compras de bienes y servicios	**43,226**	**17,724**

Los ingresos provenientes de estas operaciones se encuentran gravados con Impuesto General a las Ventas e Impuesto a la Renta.

Las operaciones se realizan a valor de mercado y la forma de pago es al contado.

14) TRANSACCIONES QUE NO REPRESENTAN FLUJOS DE EFECTIVO

Las siguientes son las principales transacciones ocurridas en los períodos terminados el 31 de diciembre que no se incorporan en el estado de flujos de efectivo, debido a que no representan flujos de efectivo:

	31-12-08	31-12-07
	S/.000	S/.000
Transferencias de existencias a inmuebles, ~~maquinarias~~ y equipo	142,440	81,990
Transferencias de inmuebles, maquinarias y equipo a existencias	94,206	64,582

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